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March 31, 2026

White & Case LLP
1221 Avenue of the Americas
New York, New York 10020
Attention: Richard M. Brand

Re: Response to Sturm, Ruger & Company, Inc.'s letter dated March 28, 2026

Dear Richard,

We are writing to you on behalf of our client, Beretta Holding S.A. ("Beretta Holding"), in response to the letter from the Board of Directors (the "Board") of Sturm, Ruger & Company, Inc. ("Ruger" or the "Company") received on March 28, 2026. Our client is deeply dismayed that the Board chose to reject its request to waive the "poison pill" rights plan that the Board adopted on October 14, 2025, which as the Board is aware, is a necessary step for Beretta Holding to proceed with its cash tender offer to Ruger's shareholders, representing a significant premium to the Company's unaffected share price. Our client believes Ruger's refusal to allow shareholders to decide for themselves is indefensible.

Beretta Holding's read of the Company's response makes it clear that this Board is more concerned with protecting itself than in positioning the Company for future success and delivering maximum value for the Company's shareholders. The contrast between our respective clients' differing approaches to Ruger's future is stark and should be alarming for the Company's shareholders and key stakeholders. Beretta Holding has taken concrete steps to be more strongly aligned with the Company's shareholders by offering to pay a premium to invest alongside them, while the legacy Board members have had decades to align themselves with shareholders, but have squandered this opportunity and failed to do so, all while collecting millions in exorbitant board fees. Ruger's shareholders deserve better.

If anyone at Ruger has exerted disproportionate influence, it's the entrenched legacy members of the Board who remain firmly planted in control of all matters despite the so-called Board "refreshment" strategy. The Board has been apt to oft-repeat its misconceived notion of Beretta Holding's increased ownership as "creeping control." There is a saying for the type of control exerted by underperforming, overly-tenured, misaligned, legacy board members -- entrenched, value-destructive control. The Board has not earned the right to make these key decisions on behalf of the Company's shareholders, and the Board's track record demonstrates precisely why.

The Board dismissively referred to our client's $44.80 per share offer as a "modest premium." Yet, apart from an initial increase in response to the announcement of Beretta Holding's investment in Ruger, the Company's share price has not traded at that level since July 2024, almost 20 months ago. Without Beretta Holding's public investment first announced in September 2025, the Company's share price would almost certainly be materially lower today, making our client's $44.80 offer price all the more attractive. The market's positive reaction to Beretta Holding's offer should have made it clear to the Board what

shareholders want. Yet the Board brazenly stands in the way of their ability to decide for themselves what they prefer for their investment and the future of Ruger.

Our client is confident that its global distribution capabilities, operational expertise, and deep understanding of the firearms market create opportunities to enhance Ruger's strategic positioning and long-term growth potential. We believe the Company's shareholders comprehend this as well. The question is whether this Board will finally act in their interest or continue to obstruct.

Beretta Holding has significant concerns and skepticism regarding the sincerity of the Board's purported "willingness to engage." After all, it was the Board who just recently suspended all discussions with our client. How can our client trust that the Board is not seeking a meeting with our client just to publicly use it against Beretta Holding to serve the Board's own interest? Fool my client once, shame on you. Fool my client twice, shame on us. We won't let that happen. The Board is in no position to make demands regarding the parameters of such a meeting when the Board is the one who egregiously breached confidence, trust and the letter of an agreement. Apparently, your client seems to have also forgotten that shareholders are the owners of the Company, not the Board. At this time, our client has no faith that the proposed meeting is anything more than an attempt to delay and further obfuscate.

Beretta Holding continues to be willing to engage, but not as a fool's errand. We understand that a meeting has been arranged to be held in New York on April 9th.

In the meantime, our client is actively exploring all of its litigation options against the Board and its members, and expressly reserves all rights and waives none. Beretta Holding will not hesitate to take whatever actions are necessary to protect shareholder interests, including moving quickly to sue in the event that the Board's offer to discuss terms is revealed as illusory and lacking any real substance.

Best regards,

Andrew Freedman, Esq.
Olshan Frome Wolosky LLP